Mail Stop 4561

September 10, 2007

Geraldo Travaglio Filho, Principal Financial Officer
Unibanco Holdings S.A.
Avenida Eusébio Matoso 891
22nd Floor
05423-901 San Paulo, SP
Brazil

   Re: **Unibanco-Union of Brazilian Banks S.A. & Unibanco Holdings S.A.**
                Form 20-F for Fiscal Year Ended
                December 31, 2006
                Filed June 18, 2007
                Files No. 001-14640 and 001-14640-01

Dear Mr. Filho:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise the filing in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or revision is
unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call me at the telephone number listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2006

Note 28 – Derivatives and Risk Management, page F-59

   1. We note you have not recognized gains or losses in earnings due to
      ineffectiveness of your cash flow hedges as of December 31, 2004, 2005, and
      2006. Please explain the following:

        • Please tell us the basis for your conclusion that each hedging
          relationship was expected to be highly effective in achieving

offsetting cash flows attributable to the hedged risk at inception of the hedge and on an ongoing basis during the term of the hedge. Refer to paragraph 28b of SFAS 133.

- Please tell us how you assess each hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk. Refer to paragraph 28a of SFAS 133.

- Please provide us with the disclosures required by paragraphs 45b(3) and (4) of SFAS 133 and also in future filings to the extent applicable.

2. To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information to the extent applicable:

- Describe the process by which your lines of business obtain derivative instruments for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

- Tell us who determines whether the hedge relationships meet the conditions for hedge accounting.

- Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

- In connection with the above, tell us how the lines of business determine whether the conditions for hedge accounting are achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief